RMS

18005487

SEC
Mail Processing
Section

MAR 01 2018

Washington DC
408

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66787

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ION PARTNERS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

250 PARK AVENUE
(No. and Street)

NEW YORK (City) NY (State) 10177 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Derek Wittenberg 212-572-6373
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LINDER & LINDER
(Name – *if individual, state last, first, middle name*)

8 CHATHAM PLACE (Address) DIX HILLS (City) NY (State) 11746 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

****Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)***

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DM

OATH OR AFFIRMATION

I, Derek Wittenberg, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ion Partners LLC, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

Notary Public

MANOHARAN MAHADEVA
Notary Public – State of New York
NO. 01MA6096859
Qualified in Westchester County
My Commission Expires Aug 11, 2019

New York, NY. February 27th, 2018.

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LINDER & LINDER ■ ***Certified Public Accountants***

8 Chatham Place, Dix Hills, NY 11746 (631) 462-1213 Fax (631) 462-8319

Thomas Linder
Gail Linder

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Board of Directors
ION Partners LLC

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of ION Partners LLC (the "Company") as of December 31, 2017, (collectively referred to as the "financial statement"). In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of ION Partners LLC as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. Our audit also included evaluating the overall the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2017.

Dix Hills, New York
February 23, 2018

ION PARTNERS LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

Current Assets:	
Cash	$17,953
Accounts receivable (net of allowance for doubtful accounts)	0
Prepaid expenses	3,558
Total Current Assets	21,511
Fixed Assets:	
Property and equipment, net of accumulated depreciation of $19,314	0
Total Fixed Assets	0
Other Assets:	
Website, net of accumulated amortization of $1,591	0
Security deposits	5,900
Total Other Assets	5,900
Total Assets	$27,411

LIABILITIES AND MEMBERS' CAPITAL

Current Liabilities:	
Accounts payable and accrued expenses	$3,767
Other current liabilities	6,005
Total Current Liabilities	9,772
Commitments	
Members' Capital	17,638
Total Liabilities and Members' Capital	$27,411

The accompanying notes are an integral part of these financial statements.

ION PARTNERS LLC
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2017

NOTE 1 – DESCRIPTION OF BUSINESS

Ion Partners (the "Company") is a New York State limited liability company effective on August 8, 2003 as amended on June 5, 2009. The Company is primarily engaged in providing investment banking advisory services to its clients. The Company is registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNT POLICIES

Basis of Presentation

The Company maintains its accounting records on the accrual basis.

Revenue Recognition

The Company recognizes revenue as the related consulting services are provided.

Concentration of Credit Risk

Concentrations of credit risk with respect to trade accounts receivable are limited due to the Company's ability to assess the credit worthiness of its clients. The Company does not currently see a concentrated credit risk associated with receivables. Repayment is dependent upon the financial stability of its clients.

Allowance for Doubtful Accounts

The Company estimates uncollectibility of trade accounts receivable by analyzing historical bad debts, customer concentrations, customer credit worthiness and current economic trends when evaluating the adequacy of the allowance for doubtful accounts.

Property and Equipment

Furniture and equipment are stated at cost less accumulated depreciation, which is calculated using the straight-line method over the useful lives of the related assets, primarily five years.

Website

Website is stated at cost less accumulated amortization, which is calculated using the straight-line method over the useful life of the related asset, primarily three years.

Income Taxes

Provisions for federal and state income taxes have not been recorded as the Company is taxed as a partnership. Under New York City tax regulations, limited liability companies are taxed on income earned during the year. For the year ended December 31, 2017, no provision was recorded.

Impairment of Long-Lived Assets

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets", the Company reviews long-lived assets for impairment whenever circumstances and situations change such that there is an indication that the carrying amounts may not be recovered. In such circumstances, the Company will estimate the future cash flows expected to result from the use of the asset and its eventual disposition. Future cash flows are the future cash inflows expected to be generated by an asset less the future outflows expected to be necessary to obtain those inflows. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, the Company will recognize an impairment loss to adjust the fair value of the asset. Management believes that there are no impaired, long-lived assets at December 31, 2017.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reported period. Actual results could differ from those estimates.

NOTE 3 – PROPERTY AND EQUIPMENT

The Company's property and equipment and related accumulated depreciation consist of the following at December 31, 2017:

	Cost	Accumulated Depreciation	Net
Computer and office equipment	$19,314	$19,314	$ 0
Total	$19,314	$19,314	$ 0

NOTE 4 – COMMITMENTS

The Company has no leases or commitments which extend beyond the current operating cycle other than its office space agreement that ends on January 31, 2018. The Company entered into its initial office space agreement at its current location in October 2015, and entered into a supplemental office space agreement in April 2017.

NOTE 5 – CONCENTRATIONS

Financial instruments that potentially subject the Company to significant concentrations of credit risk consisted principally of cash. The Company's cash balances are fully insured by the Federal Deposit Insurance Corporation. As of December 31, 2017, the accounts were fully Insured.

NOTE 6 – NET CAPITAL REQUIREMENTS

The Company is subject to the net capital requirements of rule 15c3-1 of the Securities and Exchange Commission which requires a broker-dealer to have at all times sufficient liquid assets to cover indebtedness. In accordance with the rule, the Company is required to maintain defined minimum net capital of the greater of $5,000 or 1/15 of the aggregate indebtedness. At no time may the ratio of aggregate indebtedness to net capital as defined, exceed 15 to 1.

At December 31, 2017, the Company has net capital, as defined, of $8,180 which is $3,180 in excess of its required net capital of $5,000. The Company has aggregate indebtedness of $9,772. The Company's ratio of aggregate indebtedness to net capital is 1.1946 to 1 at December 31, 2017.

NOTE 7 – NEW PRONOUNCEMENTS

In 2017, the Financial Accounting Standards Board has adopted ASC 606, Revenue from Contracts with Customers, which will supersede nearly all existing revenue recognition guidance under accounting principles generally accepted in the United States. The core principle of this standard is that revenue should be recognized for the amount of consideration expected to be received for promised goods or services transferred to customers. This standard will be effective for the Company for the annual reporting period beginning January 1, 2018.

The Company has evaluated the new guidance and the adoption is not expected to have a significant effect on the Company's financial statements and a cumulative effect adjustment under the modified retrospective method of adoption will not be necessary.

In February 2017, the FASB issued an accounting standard update which amends existing lease guidance. The update requires lessees to recognize a right-of-use and associated lease liability for many operating leases now currently off-balance sheet under current US GAAP. Accounting by lessors remains largely unchanged from current US GAAP. The update is effective using a modified retrospective approach for fiscal years beginning after December 15, 2018, and interim periods within those years, with early application permitted. The Company has evaluated the new standard and does not expect it to have a material effect on its financial statements.

NOTE 8 – SUBSEQUENT EVENT

The Company has evaluated subsequent events through February 28, 2018 the date the financial statements were available for issuance.

NOTE 9 – GOING CONCERN

The Company has had losses in the previous 3 years and has evaluated its existence as a going concern. The members have a plan in place to reduce operating expenses, aggressively seek new clients, identify a merger partner, and have committed to contribute capital in order to ensure the Company can operate over the next 12 months.

ION PARTNERS LLC

AUDITED FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2017

AVAILABLE FOR PUBLIC INSPECTION